Filed by Brandywine Operating Partnership pursuant to
Rule 425 under the Securities Act of 1933, as amended and deemed filed
Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Prentiss Properties Trust
Commission File No.:1-14516

     This filing relates to a proposed acquisition (the “Acquisition”) by Brandywine Realty Trust (“Brandywine”) of Prentiss Properties Trust (“Prentiss”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 3, 2005 (the “Merger Agreement”), by and among Brandywine and Prentiss. The Merger Agreement is on file with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Current Report on Form 8-K filed by Brandywine on October 4, 2005.  The Merger Agreement is incorporated by reference into this filing.

     On November 8, 2005, Brandywine issued a press release announcing the record date for a special shareholder meeting to consider a proposal to approve the issuance of shares in the previously announced merger with Prentiss. The text of the press release is as follows:

BRANDYWINE REALTY TRUST
ANNOUNCES RECORD DATE FOR SPECIAL SHAREHOLDER MEETING

PLYMOUTH MEETING, PA, November 8, 2005 – Brandywine Realty Trust (NYSE:BDN) announced today that the special shareholder meeting to consider a proposal to approve the issuance of shares in the previously announced merger with Prentiss Properties Trust will be held on December 21, 2005 at 11:00 a.m., eastern time, at The Four Seasons Hotel, One Logan Square, Philadelphia, Pennsylvania, 19103. The Board of Trustees has fixed the close of business on November 15, 2005 as the record date for determining shareholders entitled to vote at the special meeting. A joint proxy statement/prospectus containing information about the special meeting and the merger will be mailed to shareholders. Shareholders are urged to read the joint proxy statement/prospectus when it becomes available.

About Brandywine Realty Trust
Brandywine Realty Trust, with headquarters in Plymouth Meeting, PA and regional offices in Philadelphia, PA, Mt. Laurel, NJ and Richmond, VA, is one of the Mid-Atlantic region’s largest full service real estate companies. Brandywine owns, manages or has an ownership interest in 299 office and industrial properties, aggregating 24.2 million square feet.

For more information, visit Brandywine’s Web site at www.brandywinerealty.com.

Additional Information about the Merger and Where to Find It
This press release does not constitute an offer of any securities for sale. In connection with the proposed transaction, Brandywine and Prentiss Properties filed preliminary materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that contains the joint proxy statement and a prospectus. These documents are not final and will be further amended. INVESTORS AND SECURITY HOLDERS OF BRANDYWINE AND PRENTISS ARE URGED TO READ THE DEFINITIVE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BRANDYWINE, PRENTISS AND THE MERGER. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when it becomes available), and other documents filed by Brandywine and Prentiss with the SEC at the SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available), and other relevant documents may also be obtained, free of cost by directing a request to Brandywine Realty Trust, 401 Plymouth Road, Suite 500, Plymouth Meeting, PA 19462, Attention Investor Relations, (telephone 610-325-5600) or Prentiss Properties Trust, 3890 W. Northwest Highway, Suite 400, Dallas, Texas 75220, Attention: Investor Relations (telephone 214-654-0886). Investors and security holders are urged to read the proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.

Brandywine and Prentiss and their respective trustees and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brandywine and Prentiss Properties in connection with the merger. Information about Brandywine and its trustees and executive officers, and their ownership of Brandywine securities, is set forth in the proxy statement for Brandywine’s 2005 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2005. Information about Prentiss Properties and its trustees and executive officers, and their ownership of Prentiss Properties securities, is set forth in the proxy statement for the 2005 Annual Meeting of Shareholders of Prentiss Properties, which was filed with the SEC on April 5, 2005. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.